UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On August 26, 2020, the Board of Directors of Powerbridge Technologies Co., Ltd. (the “Company”), a company incorporated in the Cayman Islands, announced that effective August 24, 2020, Guoquan Wang resigned as an independent director of the Company due to his personal reason and has no disagreement with the Board of Directors. Effective on August 24, 2020, Peng Zhang was elected by the Board of Directors as an independent director and as a member of the Audit Committee and Nominating Committee and the Chair of the Compensation Committee of the Board of Directors to fill in the vacancy created by Guoquan Wang. Mr. Wang’s resignation was not a result of any disagreement with the Board of Directors of the Company or the Company.

From November 2014 to present, Mr. Zhang has been the general manager of China at Oxford Instruments Technology (Shanghai) Co., Ltd., a multinational company listed on the London Stock Exchange in the industries of analytical instruments, semiconductors and superconductors. From January 2014 to November 2014, Mr. Zhang served as the founder and general manager at Shanghai Qingzhi Management Consulting. Co., Ltd., a private company providing management consultation and training. From March 2013 to December 2013, Mr. Zhang served as the general manager at Sonova Wholesales China, a Swiss company with sales, service, manufacturing operations in China. From November 1999 to February 2013, Mr. Zhang served as the chief representative in China and the general manager of Oxford Instruments (Shanghai) Co., Ltd, responsible for China business. From October 1997 to October 1999, Mr. Zhang worked as a doctor of forensic medicine at University of Dundee (Scotland). From August 1996 to October 1997, Mr. Zhang served at Schmidt Group Shanghai Officer at the regional sales manager. From July 1987 to August 1996, Mr. Zhang worked as a doctor of forensic medicine and editor-in-chief of Journal of Forensic Medicine at Institute of Forensic Sciences, Ministry of Justice of PRC. Mr. Zhang received a Master’s Degree in Forensic Science from University of Dundee and a Bachelor’s Degree in Medicine from the Sun Yatsen University of Medical Sciences.

Mr. Zhang has no related party transactions with the Company or its affiliates of the kind required to be disclosed pursuant to Item 404 of Regulation S-K.

As a result of the election of Mr. Zhang, there are currently five members of the Board of Directors, a majority of whom are still independent and serve as members of each of the committees of the Board as required under the Nasdaq Listing Rule 5605.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 28, 2020

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Financial Officer

2